UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Swift Rails, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      September 18, 2019

Physical address of issuer
340 Pleasant View Drive, Lancaster , NY 14086

Website of issuer
https://www.swiftrails.com/

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$261,454.00	$144,551.00
Cash & Cash Equivalents	$89,477.00	$17,129.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$15,000.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$44,890.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$227,785.00	-$223,553.00


April 25, 2023

FORM C-AR

Swift Rails, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Swift Rails, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.swiftrails.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Swift Rails, Inc. (the "Company") is a Delaware Corporation, formed on September 18, 2019.

The Company is located at 340 Pleasant View Drive, Lancaster , NY 14086.

The Company's website is https://www.swiftrails.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company designs, manufactures and markets a new form of sustainable, on-demand transit that uses semi-autonomous 1 to 4 passenger, zero-emission vehicles traveling on elevated rails. The Company plans to generate revenue through the design, construction and operation of systems.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Personalized Transit System has not been built. The System is the first of its kind.
The Personalized Transit System has been substantially designed by the Company. While a full-scale vehicle prototype and outdoor test track have been built, there is no existing complete

system or pilot system in a real-world application. Consequently, there is no guarantee that the Personalized Transit system will work as conceived or any of the Company & projections will be achieved.

The Personalized Transit System involves implementation of multiple technologies, including software to run the system and a cell phone app.

The implementation of the Personalized Transit System included integration with operational software and will eventually include cell phone apps that enable customers to hail vehicles. The general logic, features and required capabilities of this cell phone app and how it will integrate with the overall vehicle management system has been well thought out. The Company will use a combination of internal and external resources in developing these systems.

We are an early-stage company with no historical performance.

We are a development stage company. We have not generated any sales revenue to date. Any and all statements about future operational and financial performance are forward looking statements. Actual results may vary materially from these statements.

We will require additional financing.

Our best estimate is that the Company will require additional operating capital within 18 months. There is no assurance that the Company will be able to obtain such additional financing or that it can be obtained upon terms that are acceptable to our shareholders. Our projects are capital intensive. We may finance each transportation system individually using a combination of public and private funding. In some cases, the Company will form special purpose subsidiaries to own and operate a project. The Company may not own 100% of these subsidiaries and may not control these subsidiaries. Additional financing will dilute your share of the Company's equity.. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations, and investments

The Company relies on its intellectual property which may not be adequate and may be difficult to protect.

The Company's Personalized Transit System was developed by Swift Rails, LLC, a predecessor entity to the Company under common control with the Company. The Company believes that all of the intellectual property comprising the Personalized Transit System will be owned or controlled by the Company or otherwise legally available to the Company, but there is no assurance that challenges to the Company's rights may not emerge. The Company has applied for certain patents related to the System. A non-provisional patent covering the general system design and switching mechanisms was filed in October 2017 ("Intelligent Transportation System and Method", 101950-1-PCT), and an international application was filed in October 2018 (PCT/US18/57506).

Our intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage.

In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We do not expect to pay dividends in the future. Any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common or preferred stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our preferred or common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.

The Company's limited operating history makes the Company's business difficult to evaluate.

The Company was formed on September 18, 2019. Therefore, its prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development in a competitive market. The Company has a history of operating losses, expects to continue to incur net losses in the immediate future, and may not achieve or maintain profitability for some time or at all. There can be no assurance that the Company will successfully implement its business, which could have a material adverse effect on its business. The Company cannot guarantee that it will achieve its stated business objectives or achieve positive or competitive results from its operations.

The Company's success depends on the experience and skill of the Board of Directors, the management team, its executive officers and key employees.

As of the date hereof, the Company has employment and confidentiality agreements in place with all employees, including college interns. The expected compensation ranges for senior employees of the Company will be substantially below their earning power in the market. This differential will be offset by equity compensation. As the Company grows, a corporate body of knowledge will be produced and taught to other employees in order to facilitate growth. As this happens, any change in management's ability to operate the business due to disability, illness, or for any other reason, would cause a significant loss in production capability, which would have a material adverse effect on the Company's business and prospects.

General economic conditions and volatility due to the Coronavirus in the worldwide economy has adversely affected consumer spending in certain sectors, which may negatively affect the Company.

The Company's performance will depend significantly on economic conditions, particularly those in the United States. Spending on capital investments is affected by a number of factors, including consumer confidence in the strength of economies, fears of recession, the tightening of credit markets, higher levels of unemployment, higher tax rates, the cost of credit and other factors. These unfavorable economic conditions may cause public and private entities to reduce or eliminate infrastructure spending.

Issues related to Permitting and Rights-of-Way could significantly affect our projects.

Permitting and right-of-way access in the case of each project will vary significantly and may be implemented differently in different jurisdictions. The Personalized Transit System is expected to require easement rights (or similar rights depending on the jurisdiction) for the erection of its poles and track. The Company may seek additional property rights, which may include fee title, for its stations. The acquisition of these rights may entail securing property rights or easements from each property owner whose property will have poles or rails traversing their property. In some cases the Company may require municipal approvals. As the Company wins contracts to build and install the Personalized Transit System, the Company will evaluate each project's legal requirements and will determine how they can be met on a case-by-case basis.

Our securities will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of our securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Purchasers should be aware of the long- term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the US.

No governmental agency has reviewed or passed upon this Offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee that a purchaser of our securities will ever realize a return on his/her/its investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making any investment decision.

James Enright and Anthony Gale are part-time officers.

As such, it is likely that the company will not make the same progress as it would if that were not the case. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company designs, manufactures and markets a new form of sustainable, on-demand transit that uses semi-autonomous 1 to 4 passenger, zero-emission vehicles traveling on elevated rails. The Company plans to generate revenue through the design, construction, and operation of systems.

Business Plan

Current transportation is unsustainable. The number of cars is doubling every 20 years and we are running out of space to build more roads. The problems of traffic congestion, pollution, and accidents will only get worse. Transit should be the solution but it's not working due to prohibitive cost and unattractive service. The Company has developed an entirely new way to do transit. It is very disruptive both technologically and economically, creating many new opportunities. The Company expects its systems to operate profitably, making them a very attractive solution to cities, towns, large campuses, and tourist areas. The low cost, quick installation and small footprint of the Company's systems completely changes how transit can be applied by eliminating the biggest hurdles to implementation. The Company is also committed to bringing the best user experience to riders of its systems, making them much more attractive than conventional transit with on-demand service, "first-class" comfort, privacy, and better service. Riders will no longer need to deal with fixed schedules, changing train or bus lines, or having to endure stopping at every station along the route. Riders will hail a vehicle via app, put in their destination and the system will take them there directly with no stops in between. The Company expects its first system to be profitable and margins to improve with scale. For systems to operate profitably, the Company will target applications with consistent daily ridership. Because of low capital costs and high efficiency operations, systems do not require enormous amounts of riders to operate profitably. In partnerships with cities, the Company will be responsible for the operations and promotion of systems as a means of transport. Running these systems well and making routes more convenient will increase ridership and operating profit. The marginal cost to add additional rail lines and connections decreases once a system is in place, so expanding to new areas adds to the utility of the system for a rider while increasing our revenue.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Individualized transit systems	A new form of individualized transit, estimated to be 5 times faster and 40 times more cost effective than conventional light-rail. The 1 to 4 passenger vehicles are exceptionally efficient, semi-autonomous, zero-emission and travel on elevated rails. Vehicles are hailed via app and will deliver passengers directly to their destination with no stops in between. Systems are quick to install and have a small footprint, with light-post-like structures supporting the rail 12 to 15 feet in the air. The elevated systems are resilient to snow, flooding, and most weather. We don't interfere with any other forms of transportation, pedestrians, bicyclists, or animals yielding better safety than other forms of transportation.	Target customers include small and medium sized cities, large campuses, and tourist areas.

Still in the development stage, we have a small test track on private land where we're refining vehicle and switch designs, remote control of vehicles and vehicle interactions. This year we plan to expand the test track, explore elevated track installation methods, refine production processes and costs, further develop switch designs and complete our first two passenger vehicle prototype. We're pursuing multiple locations for our first public demonstration project.

Targeted networking is currently one of our most useful ways to reach customers. Since our team has a large number of relatively high-level contacts, getting a meeting with a mayor or decision maker via networking is often a good approach. Targeted events have been excellent for engaging a mix of decision-makers and system users. These events are best once we have established some level of interest from decision-makers. We expect most projects to be some version of a Public Private Partnership and Design-Build-Finance-Operate-Maintain (DBFOM). The purest expression of this model would be similar to privatized roads, bridges, cable networks, etc. The economic and financial disruption of this model is as impactful as the technological disruption.

Competition

The Company's primary competitors are several companies currently pursuing individualized transit, microtransit, or "automated transit networks". These companies include, but are not limited to, Glydways, Modutram, TransitX, SkyTran, SkyWay, Metrino, Ottobahn, Vuba, and Futran.

This is a very new sector with no well-established competitors, most are effectively startups. The market potential is very large. We believe most of our competitors have higher costs with slower and less comfortable technology that relies upon large vehicles and/or bigger more expensive infrastructure. We believe our key advantages are being engineered for high performance with low cost, passenger focused design with "first-class" comfort and privacy, our small and flexible footprint, and our strong team which is experienced in selling to governments internationally.

Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources. In addition, the Company competes for various components with other participants in the markets for electric motors and batteries. Therefore, many components used by the Company, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Zero Motorcycles	Electric powertrains	100.0%

Still pre-sales, we do not currently have paying customers. Our target markets include small and medium-sized cities, large campuses and tourist areas and we are currently in discussions with decision makers in a few of those markets who have expressed interest.

Intellectual Property

The Company is dependent on the following intellectual property:

The Company has filed a non-provisional patent (US20210253138A1: Intelligent Transportation System and Method ; International application number: PCT/US2018/057506) and received an initial office action from the USPTO in 4Q22 indicating that several submitted claims are allowable. The Company is in the process of reviewing this and expects to have a patent granted.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities [potentially as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU")]. These laws and regulations are subject to change. Additionally, each system will be subject to environmental impact assessments, securing land use and zoning permits, rights-of-way, building and construction permits, transportation and infrastructure regulations, safety regulations, accessibility requirements such as the Americans with Disabilities Act, local labor and employment laws, and public procurement regulations. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 340 Pleasant View Drive, Lancaster , NY 14086

The Company has the following additional address: Units U & V 487 Erie Street Lancaster, NY 14086

The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kevin Neumaier

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and Chief Executive Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Swift Rails, Inc. - September 2019 - Present

Education

University at Buffalo - MS - Natural Sciences Clarkson University - BS - Civil and Environmental Engineering

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Name

Daryl Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO; Secretary; Treasurer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO, Swift Rails, Inc. - September 2019 - Present

Education

Canisius College - BS - Finance CFA Institute - CFA charterholder

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Name

Anthony Gale

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO, Swift Rails, Inc. - September 2019 - Present

Education

Naveen Jindal School of Management - MBA - Business Administration University of London - MS - Remote Sensing University of Birmingham - BS - Earth Sciences

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Name

James Enright

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President; Chief Design Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Automotive Technician, Russo's Automotive Service - 1993-Present

Education

SUNY College of Technology - Associate Degree - Automotive Technology

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Name

Mark Cotter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member; Chief Safety Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Corporate Environmental, Health & Safety Director, GSD Inc. - February 2014 - Present Regional Environmental, Health & Safety Manager, Veterans' Heath Administration (Federal Government) - April 1990 - August 2019

Education

BS - Geology, University of Montana Masters of Science - Virginia Commonwealth University Certified Industrial Hygienist (CIH) Certified Safety Professional (CSP) Geologist

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Name

Andreas Calianos

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member September 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO eAmbient, Inc. - December 2021 - Present DriWay Technologies - CEO February 2021 - December 2021, Head of Global Sales October 2020 - February 2021, Head of US Sales - June 2020 - October 2020 Chief Investment Officer, Skepticus, Inc. September 2017 - October 2020

Education

Boston College - BS combined degree in Computer Science and Biology

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Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kevin Neumaier

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman and Chief Executive Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Swift Rails, Inc. - September 2019 - Present

Education

University at Buffalo - MS - Natural Sciences Clarkson University - BS - Civil and Environmental Engineering

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Name

Daryl Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO; Secretary; Treasurer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO, Swift Rails, Inc. - September 2019 - Present

Education

Canisius College - BS - Finance CFA Institute - CFA charterholder

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Name

Anthony Gale

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO, Swift Rails, Inc. - September 2019 - Present

Education

Naveen Jindal School of Management - MBA - Business Administration University of London - MS - Remote Sensing University of Birmingham - BS - Earth Sciences

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Name

James Enright

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President; Chief Design Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Automotive Technician, Russo's Automotive Service - 1993-Present

Education

SUNY College of Technology - Associate Degree - Automotive Technology

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Name

Mark Cotter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member; Chief Safety Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Corporate Environmental, Health & Safety Director, GSD Inc. - February 2014 - Present Regional Environmental, Health & Safety Manager, Veterans' Heath Administration (Federal Government) - April 1990 - August 2019

Education

BS - Geology, University of Montana Masters of Science - Virginia Commonwealth University Certified Industrial Hygienist (CIH) Certified Safety Professional (CSP) Geologist

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees in New York and Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Preferred Stock
Amount outstanding	98,738
Voting Rights	Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class. Current Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Common Stock
Amount outstanding	1,388,503
Voting Rights	The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of

	holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under the Company's equity compensation plans, an Investor's interests in the Company could be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Type of security	Swift Rails Equity Incentive Plan Options
Amount outstanding	276,350
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Kevin Neumaier
Amount outstanding	$15,000.00
Interest rate and payment schedule	5.50%, compounded monthly To be paid on or before February 28, 2023
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	February 28, 2023
Other material terms	Originated December 9, 2022 Loan was paid in full on January 27, 2023, including interest of $112.

The total amount of outstanding debt of the company is $15,000 as of December 31, 2022.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	10,853	$70,002.00	General Operations	January 31, 2020	Section 4(a)(2)
Preferred Stock	60,667	$352,475.00	General Operations	February 15, 2021	Regulation CF
Preferred Stock	38,071	$342,639.00	General Operations	December 17, 2022	Regulation CF

Ownership

The Company is broadly held amongst approximately 470 shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
James Enright	26.9%
Kevin Neumaier	32.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
-$346,705.00	-$346,705.00	$0.00

Operations

The Company completed its most recent Regulation CF round on December 17, 2022. Also in late December of 2022, a university partner was awarded $875,000 by the federal government to fund R&D and demonstration with the Company. Upon successfully finalizing the contract associated with those federal funds, the Company should have enough liquidity to execute its business plan until 1Q24. The Company is currently focusing on further product development and the challenge of finding municipal partners to bid for federal funding to build public demonstration projects with the intent to expand those into full-scale systems.

The Company does not expect to achieve profitability in the next 12 months. Currently, the Company intends to focus on the following [goals/milestones]: two-passenger vehicle prototype, elevated track installation process, refinement of vehicle and track manufacturing process, vehicle control system, and targeted marketing to develop municipal and other partners with whom to bid for federal funding to pursue projects.

Liquidity and Capital Resources

On December 17, 2022 the Company concluded an offering pursuant to Regulation CF and raised $342,639.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Kevin Neumaier
Relationship to the Company	CEO
Total amount of money involved	$90,000.00
Benefits or compensation received by related person	3.75% per annum, calculated monthly
Benefits or compensation received by Company	$90,000 in bridge loan for operating capital
Description of the transaction	Bridge Loan Rate: 3.75% per annum Compounded monthly Originated: 4/20/2022 Maturity: 12/30/2022 Repaid on 9/08/2022
Related Person/Entity	Kevin Neumaier
Relationship to the Company	CEO
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	5.50% per annum, calculated monthly
Benefits or compensation received by Company	$15,000 in bridge loan for operating capital
Description of the transaction	Bridge Loan Rate: 5.50% per annum Compounded monthly Originated: 12/09/2022 Maturity: 02/28/2023 Repaid on 01/27/2023

Securities

Related Person/Entity	Ellen Neumaier
Relationship to the Company	Mother of CEO
Total amount of money involved	$140,000.00
Benefits or compensation received by related person	Preferred equity in Swift Rails Inc. on the same terms as other Wefunder Reg CF investors in this round which closed in February 2021
Benefits or compensation received by Company	An equity investment of $140,000
Description of the transaction	08/14/2020 Swift Rails, Inc. Preferred Equity Purchase via Wefunder Reg CF. Round closed February 2021. Valuation $8.95 million. Price per share $5.81.

Related Person/Entity	Kevin Neumaier
Relationship to the Company	CEO
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Preferred equity in Swift Rails Inc. on the same terms as other Wefunder Reg CF investors in this round which closed February 2021
Benefits or compensation received by Company	An equity investment of $50,000
Description of the transaction	08/28/2020 Swift Rails, Inc. Preferred Equity Purchase via Wefunder Reg CF. Round closed February 2021. Valuation $8.95 million. Price per share $5.81.

Related Person/Entity	Kirsten Shelly
Relationship to the Company	Sister of CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	Preferred equity in Swift Rails Inc. on the same terms as other Wefunder Reg CF investors in this round which closed in February 2021
Benefits or compensation received by Company	An equity investment of $25,000
Description of the transaction	11/23/2020 Swift Rails, Inc. Preferred Equity Purchase via Wefunder Reg CF. Round closed February 2021. Valuation $8.95 million. Price per share $5.81.

Related Person/Entity	Kevin Neumaier
Relationship to the Company	CEO
Total amount of money involved	$90,000.00
Benefits or compensation received by related person	Preferred equity in Swift Rails Inc. on the same terms as other Wefunder Reg CF investors in this round which closed in December 2022.
Benefits or compensation received by Company	An equity investment of $90,000
Description of the transaction	04/19/2022 Swift Rails, Inc. Preferred Equity Purchase via Wefunder Reg CF. Round closed December 2022. Valuation $15.5 million. Price per share $9.00.

Related Person/Entity	Sustainable Dairy Technologies LLC
Relationship to the Company	Kevin Neumaier, CEO of Swift Rails, Inc. is a partial owner of this LLC.
Total amount of money involved	$45,000.00
Benefits or compensation received by related person	Preferred equity in Swift Rails Inc. on the same terms as other Wefunder Reg CF investors in this round which closed in December 2022.
Benefits or compensation received by Company	An equity investment of $45,000
Description of the transaction	04/19/2022 Swift Rails, Inc. Preferred Equity Purchase via Wefunder Reg CF. Round closed December 2022. Valuation $15.5 million. Price per share $9.00.

Related Person/Entity	Ellen Neumaier
Relationship to the Company	Mother of CEO
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	Preferred equity in Swift Rails Inc. on the same terms as other Wefunder Reg CF investors in this round which closed in December 2022.
Benefits or compensation received by Company	An equity investment of $150,000
Description of the transaction	05/03/2022 Swift Rails, Inc. Preferred Equity Purchase via Wefunder Reg CF. Round closed December 2022. Valuation $15.5 million. Price per share $9.00.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Daryl Anderson
(Signature)

Daryl Anderson
(Name)

CFO; Secretary; Treasurer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Kevin Neumaier
(Signature)

Kevin Neumaier
(Name)

Chairman and Chief Executive Officer
(Title)

April 25, 2023
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



Swift Rails, Inc. (the "Company"), a Delaware Corporation

Annual Financial Statements *(Unaudited)*
Years Ended December 31, 2021 & 2022

Swift Rails, Inc.
Consolidated Condensed Balance Sheets
(Unaudited)

	December 31, 2022		December 31, 2021	
Assets				
Current assets:				
Cash & equivalents	$	89,477	$	17,129
Grant income receivable	$	32,443	$	19,538
Bank charge receivable		-		3,914
Total current assets	$	121,921	$	40,581
Property and equipment (at cost)	$	122,641	$	81,996
Accumulated depreciation		(27,250)		(14,713)
Property and equipment (net)	$	95,391	$	67,282
Patent	$	44,143	$	36,687
Total assets	**$**	**261,454**	**$**	**144,551**
Liabilities and Shareholders Equity				
Current liabilities:				
Miscellaneous accrued expenses	$	10,275	$	23,226
Short-term loan		15,000		-
Total current liabilities	$	25,275	$	23,226
Long term liabilities:	$	-	$	-
Total liabilities	**$**	**25,275**	**$**	**23,226**
Shareholders' equity:				
Common stock	$	13	$	13
Preferred stock		1		1
Additional Paid In Capital		971,277		628,639
Accumulated Deficit		(735,112)		(507,328)
Total shareholders' equity	$	236,179	$	121,325
Total liabilities and shareholders' Equity	**$**	**261,454**	**$**	**144,551**

Swift Rails, Inc.
Consolidated Condensed Statements Of Operations
For the Years Ended December 31, 2022 and 2021
(Unaudited)

		For the Year Ended December 31,		
		2022		**2021**
Revenue	$	44,890	$	-
Operating Expenses				
Selling, General and Administrative	$	(139,176)	$	(132,593)
Research and Development		(155,525)		(246,868)
Capital Raise Costs		(31,652)		(4,427)
Depreciation		(12,536)		(8,521)
Total Operating Expenses		(338,889)		(392,408)
Operating Loss		(293,998)		(392,408)
Other Income (Expense)				
Interest income	$	100	$	240
Interest expense		(1,415)		-
Other		67,529		168,614
Total Other Income		66,214		168,854
Provision for Income Tax		-		-
Net Loss	$	(227,785)	$	(223,553)

Swift Rails, Inc.
Consolidated Condensed Statement of Cash Flows
For The Years Ended December 31, 2022 and 2021
(Unaudited)

		For the Year Ended December 31,		
		2022		**2021**
Cash Flows From Operating Activities				
Net loss from operations	$	(227,785)	$	(223,553)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		12,536		8,521
Grant Income Receivable		(9,914)		(19,538)
Grant payment from previous year		19,538		1,102
R&D Credit		(22,529)		-
Bank charge payment (receivable)		3,914		(3,914)
APIC - Stock-based compensation		-		96,047
Changes in operating assets and liabilities:				
Accrued expenses		10,275		23,226
Net Cash Used In Operating Activities	$	(213,965)	$	(118,111)
Cash Flows From Investing Activities				
Patent costs	$	(7,456)	$	(6,682)
Purchase of property, plant, equipment		(40,645)		(32,540)
Net Cash Used In Investing Activities	$	(48,100)	$	(39,222)
Cash Flows From Financing Activities				
Payment of acrrued expenses	$	(23,226)	$	(9,536)
Short-term Loan		15,000		-
Paycheck Protection Program		-		(67,600)
Preferred equity issued at $9.00, 38,071 shares		342,639		-
Preferred equity issued at $5.81, 3,381 shares		-		19,644
Net Cash Provided By Financing Activities	$	334,413	$	(57,492)
Net Increase (Decrease) in Cash	$	72,348	$	(214,825)
Cash at Beginning of Period		17,129		231,954
Cash at End of Period	$	89,477	$	17,129

Swift Rails, Inc.
Statement of Changes in Shareholders' Equity
Years Ended December 31, 2022 and 2021

	Common			Preferred			Accumulated Deficit		Total Shareholders' Equity	
	# of shares	Equity Issued at Par Value $.00001	Accumulated Paid In Capital	# of shares	Equity Issued at Par Value $.00001	Accumulated Paid In Capital				
12/31/2020	1,339,853	$ 13	$ 180,117	57,286	$ 1	$ 332,831	$ (283,774)		$ 229,188	
Net operating loss	-	$ -	$ -	-	$ -	$ -	$ (223,553)		$ (223,553)	
Issuace of preferred stock	-	$ -	$ -	3,381	$ 0	$ 19,644	$ -		$ 19,644	
Issuance of common stock via equity incentive plan	48,650	$ -	$ 96,047	-	$ -	$ -	$ -		$ 96,047	
12/31/2021	1,388,503	$ 13	$ 276,164	60,667	$ 1	$ 352,475	$ (507,328)		$ 121,325	
Net operating loss	-	$ -	$ -	-	$ -	$ -	$ (227,785)		$ (227,785)	
Issuace of preferred stock	-	$ -	$ -	38,071	$ 0	$ 342,639	$ -		$ 342,639	
Issuance of common stock via equity incentive plan	-	$ -	$ -	-	$ -	$ -	$ -		$ -	
12/31/2022	1,388,503	$ 13	$ 276,164	98,738	$ 1	$ 695,113	$ (735,112)		$ 236,179	

Swift Rails, Inc.
Notes to the Unaudited Financial Statements
December 31, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swift Rails, Inc. ("the Company") was formed in Delaware on September 18th, 2019. The Company's primary business is the design, construction, and operation of its on-demand, individualized transit system, and other legitimate contracts that move the business objectives forward. The Company is headquartered in Lancaster, NY.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Prototype	10	118,552	24,183	-	94,369
Trailer	5	4,089	3,067	-	1,022
Grand Total	-	122,641	27,250	-	95,391

Intangible Assets

The Company's intangible asset consists of US and international patent application costs. These patents have not yet been issued therefore they have not yet been amortized. The ending balance of this asset was $36,687 and $44,143 as of December 31, 2021 and December 31, 2022, respectively.

Revenue

As of 2022, the Company will report taxable grants as revenue. Since all public transportation is subsidized with federal and state grants, much of our revenue may come in the form of grants.

As of December 31, 2022, the Company received $44,890 from New York State Energy Research and Development Authority (NYSERDA) for the purpose of funding intern training and development.

Other Income

In 2021, the Company received other income in the form of grants from the New York State Energy Research and Development Authority (NYSERDA) for the purpose of funding intern training and development. Furthermore, the Company's two PPP loans were forgiven, and a bank charge was returned in 2021. As a result, the Company received $168,614 as of December 31, 2021.

As of December 31, 2022, the Company received $44,000 in the form of an Employee Retention Tax Credit through a COVID relief program. In addition, the company filed for $22,529 in R&D tax credits which will be used to offset future payroll expenses. The Company also won a $1,000 prize as part of a startup competition held by Clarkson University. As a result, the Company received $67,529 as of December 31, 2022.

Grant Income Receivable

In 2020 and 2021, the Company incurred respective amounts of $1,102 and $30,569 in payroll expenses that will be reimbursed by the NYSERDA. Per the Other Income disclosure above, $1,102 from 2020, and $11,031 from 2021 have been reimbursed in the form of grant income, leaving an outstanding receivable balance of $19,538 as of December 31, 2021. This receivable has been paid in full in January 2022.

As of December 2022, the Company incurred an amount of $9,914 in payroll expenses that will be reimbursed by the NYSERDA.

Capital Raise Costs

Capital raise costs consist of fees associated with an equity crowdfunding campaign such as legal, marketing, and commissions. The Company anticipates this line item to be non-recurring in future years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In August 2020, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of retaining and rewarding talent for services rendered to the Company. Awards that may be granted under the Plan include: (a) Incentive Stock Options (b) Restricted Stock and (c) Non-qualified Stock Options. Following an amendment to the Plan in November 2021, a total of 325,000 shares of Common Stock shall be available for the grant of Awards under the Plan. Incentive Stock Options may be granted to Employees only. Awards other than Incentive Stock Options may be granted to Employees, Consultants and Directors. No Incentive Stock Option shall be exercisable after the expiration of 10 years from the Grant Date. Both Non-qualified Stock Options and Restricted Stock Awards shall vest immediately upon execution of an agreement.

In April 2021, the Board of Directors approved the Company's restricted stock awards and the methodology for calculating equity-based compensation. In November and December 2021, a total of 48,650 Restricted Stock Awards were issued and outstanding pursuant to the Company's Equity Incentive Plan. All Awards have vested immediately upon issuance.

In November and December 2021, a total of 63,052 Stock Option Awards were issued and outstanding with an exercise price of $1.004 pursuant to the Company's Equity Incentive Plan. All Awards have vested immediately upon issuance and have yet to be exercised.

Following the grant of Awards disclosed above, a total of 213,298 Awards remain available under the Company's Equity Incentive Plan.

Equity Incentive Plan stock and option awards for 2022 are not reflected in the year end statements for December 31, 2022. The Company does plan to issue awards in the first quarter of 2023.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Granted	63,052	$ 1.004
Exercised	-	$ 1.004
Expired/cancelled	-	
Total options outstanding, December 31, 2021	63,052	$ 1.004
Options exercisable, December 31, 2021	63,052	$ 1.004

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On April 20, 2022 the Company borrowed $90,000 from CEO Kevin Neumaier at a rate of 3.75% compounded monthly. The loan was repaid in full on September 8, 2022, including an interest charge of $1,415.

On December 9, 2022 the Company borrowed $15,000 from CEO Kevin Neumaier at a rate of 5.50% compounded monthly. The loan was to be repaid on or before February 28, 2023. This loan was repaid in full on January 27, 2023, including interest charges of $112.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In July 2020 and January 2021, the Company entered into two Paycheck Protection Program (PPP) loans for the respective amounts of $67,600 and $67,633 with interest rates of 1% and respective maturities in July 2022 and May

2027. These loans are secured by the lender's right to take possession of any collateral. These loans have both been forgiven in full in March and December of 2021, respectively.

As mentioned in Note 3, on April 20, 2022 the Company borrowed $90,000 from CEO Kevin Neumaier at a rate of 3.75% compounded monthly. The loan was repaid in full on September 8, 2022, including an interest charge of $1,415.

As mentioned in Note 3, on December 9, 2022 the Company borrowed $15,000 from CEO Kevin Neumaier at a rate of 5.50% compounded monthly. The loan was to be repaid on or before February 28, 2023. This loan was repaid in full on January 27, 2023, including interest charges of $112.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 1,388,503 and 1,388,503 shares were issued and outstanding as of 2021 and 2022 respectively.

The Company has authorized 500,000 shares of Preferred Stock with a par value of $0.00001 per share. 60,667 and 98,738 shares were issued and outstanding as of 2021 and 2022 respectively.

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Board of Directors.

Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred Shareholders have 1 vote for every common share they could own if converted. Preferred Shareholders receive dividends at the discretion of the Board of Directors, and they have priority rights of liquidating distributions.